Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Three Months Ended March 31,	Year Ended December 31
	2012	2011	2010	2009	2008	2007
Earnings, as defined:
Pretax income from operations	$17,790	$145,034	$126,933	$108,245	$52,769	$55,596
Add: Fixed charges	25,417	100,901	100,518	114,684	74,525	57,247
Total earnings, as defined	$43,207	$245,935	$227,451	$222,929	$127,294	$112,843

Fixed charges, as defined:
Interest charges	$16,706	$65,095	$63,912	$71,688	$61,090	$55,261
Interest component of leases	8,711	35,806	36,606	42,996	13,435	1,986
Total fixed charges, as defined	$25,417	$100,901	$100,518	$114,684	$74,525	$57,247
Ratio of earnings to fixed charges	1.7	2.4	2.3	1.9	1.7	2.0